Rule 424(b)(3)
                                                                 No. 333-37657

                       CNL AMERICAN PROPERTIES FUND, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 12, 1998 and the Prospectus Supplement dated June 25, 1998. This Supplement replaces the Supplement dated July 9, 1998. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

                                  THE OFFERINGS

         Upon completion of its Initial Offering on February 6, 1997, the Company had received subscription proceeds of $150,591,765 (15,059,177 shares), including 59,177 shares ($591,765) issued pursuant to the Reinvestment Plan. Following the completion of its Initial Offering, the Company commenced its 1997 Offering of up to 27,500,000 shares and upon completion of such offering on March 2, 1998, had received subscription proceeds of $251,872,648 (25,187,265 shares), including 187,265 shares ($1,872,648) issued pursuant to the Reinvestment Plan. Net offering proceeds received by the Company from the Prior Offerings, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and offering expenses, totalled approximately $361,100,000. Following the completion of the 1997 Offering, the Company commenced this offering of up to 34,500,000 Shares. As of July 24, 1998, the Company had received subscription proceeds of $134,129,777 (13,412,978 Shares), including 182,829 Shares ($1,828,291) issued pursuant to the Reinvestment Plan in connection with this offering. Net offering proceeds received by the Company from this offering, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and offering expenses, totalled approximately $121,967,844. As of July 24, 1998, the Company had invested or committed for investment approximately $386,400,000 of aggregate net proceeds from its offerings in 317 Properties, in providing mortgage financing through Mortgage Loans, and in paying acquisition fees and certain acquisition expenses, leaving approximately $96,700,000 in aggregate net offering proceeds available for investment in Properties and Mortgage Loans.

                                    BUSINESS

PORTFOLIO ACQUISITIONS

         As previously reported, the Company formed a special committee (the "Special Committee") consisting of the Independent Directors for the purpose of evaluating strategic alternatives designed to maximize stockholder value. The Special Committee retained the investment banking firms of Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Smith Barney, Inc. (the "Advising Firms") to advise the Special Committee regarding its strategic alternatives. On July 17, 1998, the Advising Firms presented their findings and supporting financial information to the Special Committee. Based on the reports of the Advising Firms and its own analyses, on July 20, 1998, the Special Committee unanimously agreed to present the recommendations described below to the full Board of Directors. The full Board of Directors unanimously adopted the recommendations of the Special Committee at a meeting held on July 24, 1998.

         In summary, the Special Committee concluded that the best means to maximize stockholder value would be for the Company to (i) significantly increase the size of the Company by acquiring from affiliates of the Company's Advisor portfolios of properties similar to those currently held by the Company;
(ii) become internally advised; (iii) acquire internal real estate development capability by acquiring the Advisor; (iv) expand its mortgage lending capabilities by acquiring an affiliate of the Advisor, thus allowing the Company to offer a full range of financing options to restaurant operators; and (v) list its common stock on a national stock exchange, assuming market conditions are favorable.




July 27, 1998                                      Prospectus Dated May 12, 1998

         Recommendation to Acquire CNL Funds' Restaurant Portfolios. The Special Committee recommended that the Company proceed to take the steps necessary to offer to acquire securities of the Company the portfolios of restaurant properties and certain related restaurant businesses owned by 18 CNL Income Funds and eight CNL Income & Growth Funds (collectively, the "CNL Funds"). The CNL Funds are Florida limited partnerships that were formed from 1985 to 1997 by affiliates of CNL Group, Inc. and currently own or have invested in, in the aggregate, over 775 restaurant properties. Similar to the restaurant properties owned by the Company, the restaurant properties owned by the CNL Funds are generally leased on a triple-net basis to operators of selected national and regional fast-food, family-style, and casual dining restaurant chains. The acquisition of the CNL Funds' restaurant portfolios would result in the Company becoming one of the largest owners of restaurant properties in the United States with over $1.3 billion in assets.

         Recommendation to Acquire CNL Restaurant Related Entities. The Special Committee also recommended that the Company become an internally advised restaurant REIT and become a full-service development and financing entity by acquiring, in exchange for securities of the Company, the restaurant related activities conducted by CNL affiliates. The Special Committee recommended the Company acquire CNL Fund Advisors, Inc. (the "Advisor") and CNL Financial Corporation ("CFC"). Their businesses are described below.

         Since its inception, the Advisor has been the Company's advisor and, as such, has been responsible for the day-to-day operations of the Company, including investment analysis, acquisitions, due diligence, asset management and accounting services. CNL Restaurant Development, Inc., a company which develops restaurant properties for the Company and some of the CNL Funds, recently was merged with and into the Advisor. As a result of that merger, the Advisor now has restaurant development capabilities. The acquisition by the Company of the Advisor would give the Company internal administrative, management, acquisition and development capability.

         CFC funds mortgage loans on restaurant properties comparable to the restaurant properties currently owned by the Company. After funding the mortgage loans, CFC "securitizes" such loans by contributing them to a securitization entity which subsequently issues trust certificates representing beneficial ownership interests in the pool of mortgage loans and the proceeds received by the securitization entity are remitted to CFC. The acquisition of CFC would permit the Company to significantly expand its mortgage lending capabilities, thus allowing the Company to offer a full range of financing alternatives to restaurant operators.

         Recommendation to List Company Shares. The Special Committee also recommended that the Company provide increased liquidity and a trading market for its securities by listing its common stock on a national stock exchange. The Special Committee recommended that the Company seek to list its common stock either concurrently with the acquisitions described above or as shortly thereafter as market conditions are deemed to be favorable for such listing. The Special Committee further recommended that the Company evaluate a public offering of its common stock concurrently with the listing of its shares.

         The acquisitions of the CNL Funds' portfolios and the CNL restaurant related entities are subject to the Company negotiating acceptable purchase prices and other acquisition terms with each of the sellers and to obtain approval of the acquisitions by the limited partners of the CNL Funds and the shareholders of the other CNL restaurant related entities. Accordingly, the acquisition of such entities is not assured.

         In addition, in order to effect the acquisitions, the Company will need to increase its authorized common stock, which requires the approval of the Company's stockholders. It is expected that the request for a vote on such increase will be presented to the stockholders in early 1999. In connection with such vote, complete information on the proposed transaction will be delivered to the Company's stockholders. Prior to seeking that vote, the Company will obtain and furnish to the stockholders an opinion of a third party that the consideration proposed to be paid by the Company for the acquisitions is fair to the Company from a financial point of view.